UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: September 15, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

REVISION TO THE INVITATION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT TELKOM INDONESIA (PERSERO) Tbk Tel.23/LP 000/COP-M0000000/2025

Referring to the Revision to the Invitation of The Extraordinary General Meeting of Shareholders of PT Telkom Indonesia (Persero) Tbk (hereinafter referred to as the "Company"), that has been released in PT Bursa Efek Indonesia’s website and PT Kustodian Sentral Efek Indonesia’s website on September 4, 2025, hereby we inform the Shareholders of the Company that the Company intend to change the time of Company's Extraordinary General Meeting of Shareholders (hereinafter referred to as the "Meeting"). Below is the information regarding the change of the Meeting:

Before:
Day / Date	:	Tuesday, September 16, 2025
Time	:	11.00 WIB (Western Indonesia Time Zone) – finished
Location	:	Access the Electronic General Meeting System facility (“eASY.KSEI”) at https://akses.ksei.co.id/ provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

After:
Day/Date	:	Tuesday, September 16, 2025
Time	:	15.00 WIB (Western Indonesia Time Zone) – finished
Location	:	Access the Electronic General Meeting System facility (“eASY.KSEI”) at https://akses.ksei.co.id/ provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

The agenda and code of conduct of the Meeting shall refer to the agenda and code of conduct as stated in the Revision to the Invitation of Meeting which have been released on September 4, 2025. We hereby convey this notification as information for the Company's Shareholders.

Jakarta, September 15, 2025

Directors

PT Telkom Indonesia (Persero), Tbk